ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Financial Statements

(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

Notice to Reader
Regarding the financial statements for the nine months ended September 30, 2006 and 2005

The accompanying Consolidated Interim Balance Sheets of Astris Energi Inc. as at September 30, 2006, the Consolidated Interim Statements of Operations and Deficit, and the Consolidated Interim Statement of Cash Flows for the nine months then ended have been prepared by Management, in accordance, with Canadian Generally Accepted Accounting Principles (GAAP). The Interim Financial Statements have not been reviewed by an Auditor to verify the accuracy, or completeness of such information. Readers are cautioned that the Statements may not be appropriate for their purposes and should be read in conjunction with the 2005 Audited Financial Statements of Astris Energi Inc. for the twelve months ended December 31, 2005.

Mississauga, Canada
November 29, 2006

ASTRIS ENERGI INC.	Statement I
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	September 30, 2006	December 31, 2005	September 30, 2005
Assets
Current
Cash and Short Term deposits (Note 3(d))	$400,392	$27,857	$165,392
Receivables	4,386	114,300	1,285
Prepaid expenses and deposits (Note 3(e))	99,632	168,509	211,820
Government Tax receivable	16,996	41,838	26,915
Inventory	-	13,657	-
Total Current Assets	521,406	366,161	405,412

Debt Discount on $US and $Cdn Debentures (Note 20)	346,629	-	-
Deferred Debenture Financing Costs (Note 15)	430,207	-	-
Property, Plant & Equipment (Note 4)	557,757	603,848	629,622
Technology and Patent Costs (Note 4 and 16(a))	49,216	12,485	1,309,761

Total Assets	$1,905,215	$982,494	$2,344,795

Liabilities
Current
Payables and accruals	626,907	773,094	251,439
Deferred revenue (Note 3(m))	10,214	17,856	79,312
6% Convertible Debenture, Due Dec. 10, 2005 (Note 10)	-	420,000	420,000
	637,121	1,210,950	750,751

Long Term
$Can Convertible Debenture @ 10% due April 9, 2009 (Note 10 and Note 18)	400,000	-	-
$US Convertible Debenture @ 10% due April 9, 2009 (Note 18)	1,506,600	-	-
	1,906,600	-	-

Total Liabilities	$2,543,721	$1,210,950	$750,751

Shareholders' Equity (Deficiency)
Share capital (Note 7(a))	10,423,684	10,030,096	9,494,890
Contributed surplus (Note 7(c))	5,515,038	4,062,739	3,496,685
Deficit	(16,577,228)	(14,321,291)	(11,397,531)
	(638,506)	(228,456)	1,594,044

Total Liabilities and Shareholders’ Equity (Deficiency)	$1,905,215	$982,494	$2,344,795

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Interim Statement of Operations and Deficit
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	For the three months ended Sept. 30, 2006	For the three months ended Sept. 30, 2005	For the nine months ended Sept. 30, 2006	For the nine months ended Sept. 30, 2005
Revenues
Sales (Note 9)	$10,423	$6,361	$70,368	$82,725
Total	10,423	6,361	70,368	82,725

Expenses
Research and Development (Note 3(h))	188,996	262,779	720,654	956,798
Government R&D earned (Note 3(h))	(30,688)	(303,483)	(107,710)	(303,483)
General and administrative	165,764	730,161	816,724	1,390,432
Net Option and warrant expense (Note 16(b))	-	(68,478)	423,219	(220,290)
Write off of sro acquisition costs	-	-	-	149,067
Professional fees	71,181	70,292	219,287	196,130
Normal Interest (Note 18)	49,524	6,583	92,376	14,993
Imputed Interest (Note 20)	26,693	-	26,693	-
Amortization of Debenture Financing Costs (Note 15)	44,724	16,489	75,783	32,978
Amortization of Long lived Assets (Note 3(f) and 16(b))	22,053	88,069	59,279	273,204
	538,247	802,412	2,326,305	2,489,829

Net loss for the period	(527,824)	(796,051)	(2,255,937)	(2,407,104)

Deficit, beginning of period	(16,049,404)	(10,601,480)	(14,321,291)	(8,990,427)

Deficit, end of period	$(16,577,228)	$(11,397,531)	$(6,577,228)	$(11,397,531)

Loss per common share, basic and diluted (Note 3(r))	$(0.011)	$(0.025)	$(0.053)	$(0.084)

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	For the three months ended Sept. 30, 2006	For the three months ended Sept. 30, 2005	For the nine months ended Sept. 30, 2006	For the nine months ended Sept. 30, 2005
Operating
Loss for the period	$(527,824)	$(796,051)	$(2,255,937)	$(2,407,104)
Items not requiring cash
Depreciation and amortization of Capital Assets (Note 3 (f))	22,053	71,580	59,279	273,204
Amortization of Debenture Financing costs (Note 15)	44,724	16,489	75,783	32,978
Imputed Interest (Note 20)	26,693	-	26,693	-
Consulting and professional fees paid in capital stock
to non-related parties	33,870	731,555	493,382	1,115,194
Consulting fees paid in capital stock to related parties	51,000	281,000	333,533	554,308
Net Warrant and Option Expense	-	-	423,219
Forfeiture or expiry of options (Note 16(b))	-	(68,478)	-	(220,290)
Stock based compensation to employees	-	29,209	-	58,391
Unrealized foreign exchange variance due to $US debentures	10,975	-	10,975	-
Other	1,879	-	35,531	-
Net change in non-cash working capital balances
Related to operations (Note 8)	92,253	(245,071)	63,462	72,320
	(244,377)	20,233	(734,080)	(520,999)
Investing
Purchase of property, plant and equipment (Note 19)	(17,448)	(26,036)	(21,960)	(70,852)
Cash acquired on purchase of Astris sro	-	-	-	87,091
Astris sro pre-acquisition costs written off	-	-	-	48,190
Deferred Financing costs for $US Convertible Debentures	-	-	(505,989)	-
Patent Protection and Purchase of Intellectual Property (Note 19)	(23,872)	-	(37,936)	(7,639)
	(41,320)	(26,036)	(565,885)	56,790
Financing
Issuance of 6% Convertible Debentures (Note 10)	-	-	-	420,000
Issuance of $US Convertible Debentures (Note 18)	-	-	1,672,500	-
Issuance of common shares	-	-	-	31,250
-	-	-	1,672,500	451,250

Net increase (decrease) in cash during period	(285,697)	(5,803)	372,535	(12,959)

Cash, beginning of period	686,089	171,195	27,857	178,351

Cash, end of period	$400,392	$165,392	$400,392	$165,392

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development at its Canadian division and two at its Czech Republic division.

a)	Canadian Division

(i) POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology. The POWERSTACK MC250 is at a pre-commercial stage.

(ii) E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power. The E8 generator is ready to be installed in demonstration and pilot applications.

b)	Czech Republic Division

(i) Verification of electrode production technology.

(ii) Research and Development of fuel cells with a liquid electrolyte
The Ministry of Industry and Trade of the Czech Republic assisted with the research. See Note 3(h).

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements in the event that the Company would not be able to continue normal business operations.

The Company has incurred several years of losses. At September 30, 2006, the Company reported a deficit and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.	UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited Balance Sheet at September 30, 2006 and the unaudited Interim Consolidated Statements of Operations and Deficit and Cash Flows for the nine months ended September 30, 2006 and 2005, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These interim financial statements, provided herein, include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s Annual Audited Financial Statements for the year ended December 31, 2005.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and reflect the accounts of the parent company and its holding company 2062540 Ontario Inc. This Company holds all the outstanding shares of its foreign subsidiary, Astris sro. Astris sro was acquired on January 27, 2005. All intercompany transactions and balances have been eliminated on consolidation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized at the time the services are rendered.

(c) Change in Accounting Estimate for Amortization Expense

Effective January 1, 2005, the company adopted a new amortization policy across all its operating divisions on a go forward basis. The rates noted below reflect this new policy in “Property Plant and Equipment”.

(d) Cash and Short Term Deposits

Cash and Short Term deposits comprise certain highly liquid instruments with a maturity of three months or less when purchased.

(e) Prepaid Expenses and Deposits

A significant portion of prepaid expenses represent a 24 month pre payment for services relating to filings on EDGAR in the United States starting in September of 2005.

(f) Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis calculated as follows:

Building	40 years
Office furniture and Fixtures	10 years
Machinery and Equipment	5 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they would be written down to fair value.  The impairment loss would be reflected in the operations of the year when impairment occurs.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first in first out basis.

(h) Research and Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred and reflected as Research and Development expense. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, the aforementioned criteria have not been met and, no development costs have been deferred.

Investment Tax Credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when collected.

For the nine and three months ended September 30, 2006 and 2005, the investment tax credits and government grants earned can be summarized as follows:

	For the three months ended Sept. 30, 2006	For the three months ended Sept. 30, 2005	For the nine months ended Sept. 30, 2006	For the nine months ended Sept. 30, 2005

Canadian SRED credits	-	(283,900)	-	(283,900)
Czech Republic government grants	(30,688)	(19,583)	(107,710)	(19,583)
	(30,688)	(303,483)	(107,710)	(303,483)

(i) Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from management’s estimates.

(k) Financial instruments

The Company uses no Financial Instruments.

(l) Interest Rate Risks

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risk.

(m) Credit Risks and Deferred Revenue

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the payment of small orders by credit card before shipping, the analysis of the financial position of its customers, and the regular review of their credit limit. In addition, before the commencement of a major order, the Company requests a substantial deposit from the customer. This deposit, when received, is recorded as Deferred Revenue until the order is delivered.

(n) Foreign Exchange Risks

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

(o) Derivative Instruments

The company issued Convertible Debentures as part of its financing activities. The Accounting for Convertible Debentures with a debt conversion into shares component based on a varying stock price is covered by SFAS 133 in the United States and Section 3855 of the CICA Handbook in Canada. Details of the Accounting for these Convertible Debentures as Derivative Instruments are included in Notes 20 and 21.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change was applied prospectively for options granted to employees on or after January 1, 2003.

(q) Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

(r) Loss per share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.  The diluted loss per share has not been calculated as the effect would be anti-dilutive.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

4.	PROPERTY, PLANT AND EQUIPMENT

	2006	2006	2006
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment

Land	128,940	-	128,940
Building	242,840	21,116	221,724
Machinery and Equipment	260,868	81,596	179,272
Furniture and Fixtures	38,198	10,377	27,821
Leasehold Improvements	10,939	10,939	-

	681,785	124,028	557,757

Technology and Patent Costs

Technology (Note 16)	1,500,000	1,500,000	-
Patents	51,077	1,861	49,216
	1,551,077	1,501,861	49,216

	2005	2005	2005
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment

Land	128,935	-	128,935
Building	235,400	4,434	230,966
Machinery and Equipment	280,675	40,033	240,642
Furniture and Fixtures	40,909	12,380	28,529
Leasehold Improvements	10,939	10,389	550

	696,858	67,236	629,622

Technology and Patent Costs

Technology (Note 16)	1,521,971	225,000	1,296,971
Patents	13,142	352	12,790
	1,535,113	225,352	1,309,761

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

5.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Amounts owing to Directors and Officers

	Position in	Purpose of	Amount	Amount
Entity	Company	Liability	2006	2005

Fortius Research and Trading	Controlled by A.D	Consulting Fees	6,625	4,375
Liikfam Holdings Inc.	Controlled by M.L.	Consulting Fees	25,000	2,625
Macnor Corp	Controlled by J.N.	Consulting Fees	38,613	2,240
			70,238	9,240

(b)	Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

	Position in
Entity	Company	2006	2005

Gary Brandt	Director	4,000	-
Brian Clewes	Director	4,000	-
Anthony Durkacz	Director & Officer	4,000	-
Fortius Research and Trading	Controlled by A.D	77,150	87,500
Arthur Laudenslager	Director	4,000	-
Liikfam Holdings Inc.	Controlled by M.L.	75,000	93,750
Macnor Corp re; Jiri Nor	Controlled by J.N.	123,331	145,998
Macnor Corp re; Peter Nor	Controlled by J.N.	74,000	84,000
Michael Liik	Director	4,000	-
Jiri Nor	Director & Officer	4,000	-
David Ramm	Director	2,000	-
Total		375,481	411,248

6.	INCOME TAXES

See Note 3(i).

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

(a)	Share capital

Share capital consists of the following:

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Authorized

Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

	2006		2005
	Common Shares		Common Shares
	Number	$ Value	Number	$ Value

Issued as at June 30, 2006	42,075,017	10,150,022	33,629,609	8,848,910

Issued during the quarter
-in exchange for consulting and
professional fees and expenses from
non-related parties	296,772	33,872	2,233,245	731,555
-in exchange for compensation to employees	-	-	139,800	29,209
-in exchange for consulting and
professional fees and expenses from
related parties	446,860	51,000	1,196,140	281,000

Conversion of $Cdn Convertible Debenture Principal and accrued interest	275,998	20,740	-	-

Conversion of $US Convertible Debenture Principal	2,071,582	168,050	-	-

-net of warrants & options expired & issued	-	-	-	(395,784)

	3,091,212	273,662	3,569,185	645,980

Balance, as at Sept 30, 2006	45,166,229	10,423,684	37,198,794	9,494,890

The weighted average number of shares outstanding during 2006 is 42,281,376 and during 2005 was 28,345,857. These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

No preferred shares have been issued.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (Continued)

b)	Common stock issued to settle obligations of the Company to directors, officers and former director of the Company.

In the three months ended September 30, 2005, the Company issued 1,396,140 shares of Common Stock to settle obligations owing by the Company to certain Directors and/or Officers of the Company and/or to Companies owned by Directors and/or Officers.

For the three months ended September 30, 2006, the Company issued 446,860 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them at a price of $US 0.10.

		$ Value	Number	Price per
Name	Date	of Shares	of Shares	Share	Services Performed

Liikfam Holdings	26 July	25,000	219,048	$0.114	Financing Consulting
Jiri Nor	26 July	4,000	35,048	$0.114	Director's Meetings
Anthony Durkacz	26 July	4,000	35,048	$0.114	Director's Meetings
Michael Liik	26 July	4,000	35,048	$0.114	Director's Meetings
Art Laudenslager	26 July	4,000	35,048	$0.114	Director's Meetings
Brian Clewes	26 July	4,000	35,048	$0.114	Director's Meetings
Gary Brandt	26 July	4,000	35,048	$0.114	Director's Meetings
David Ramm	26 July	2,000	17,524	$0.114	Director's Meetings
		51,000	446,860

c)	Contributed surplus consists of the following:

	2006	2005

Contributed Surplus, June 30	$5,141,715	$3,169,379
Deferred Debt Discount of $Cdn Convertible Debentures (Note 20)	78,361	-
Deferred Debt discount of $US Convertible Debentures (Note 20)	294,962	-
Net of Warrants issued and expired	-	395,784
Options expired	-	(68,478)

Contributed Surplus, Sept 30	$5,515,038	$3,496,685

d)	Common stock issued for cash

For the three months ended September 30, 2005 and 2006, there were no shares issued for cash.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

7.	SHARE CAPITAL AND CONTRIBUTED (Continued)

e)	Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/ completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 12, 2005, the Board of Directors received approval from shareholders at the Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000.

(i)	Stock options granted:

During the three months ended September 30, 2005 and 2006, no stock options were granted.

(ii)	Stock Options exercise:

For the three months ended, September 30, 2005 and 2006, no stock options were exercised.

(iii)	Stock options expired or forfeited:

325,000 options granted to employees expired in the three months ended September 30, 2005. The dollar value for these options were credited to option expense in the period was $68,478.

For the three months ended September 30, 2006, no stock options expired nor were forfeited.

Stock option valuation:

When stock options are granted, they are valued using the Black-Scholes option pricing model with numerical assumptions of the following factors: risk-free interest rate, expected life, expected volatility, the closing rate of exchange on the issue date and no dividends.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (Continued)

(iv)	Summary Table

Weighted
Average
	Options For	Exercise
	Common Shares	Price U.S.$

Balance, June 30, 2006	4,093,840	0.25
Granted	nil	nil
Exercised	nil	nil
Forfeited or Expired	nil	nil
Balance, September 30, 2006	4,093,840	0.25

f)	Common share purchase warrants

10,156,000 warrants were issued in 2005 as follows:

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Recipient
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.75
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.92
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	1,000,000	U.S. $1.08
Fraser MacKenzie Ltd.	Mar. 24, 2005	Mar 24, 2007	156,000	U.S.$ 0.23
New Century Capital Consultants	Aug. 02, 2005	Sept. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Nov. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Aug. 02, 2007	1,000,000	U.S. $0.25
Optima Capital	Aug. 02, 2005	Oct. 02, 2005	1,000,000	Expired
Bina Consulting	Aug. 08, 2005	Aug. 08, 2007	800,000	U.S. $0.36
Elliott Goldstein Consulting	Aug. 08, 2005	Aug. 08, 2007	200,000	U.S. $0.36
			10,156,000

During the nine months ended September 30, 2006, the Company issued 7,040,100 common share purchase warrants as follows:

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Matthew Chipman	Mar. 15, 2006	Mar. 15, 2009	500,000	U.S. $0.19
Michael Sheppard	Mar. 15, 2006	Mar. 15, 2009	500,000	U.S. $0.19
Belcourt Development Corporation Profit Sharing Plan	Mar. 22, 2006	Mar. 22, 2009	88,900	U.S. $0.19
Belcourt Development Corporation	Mar. 22, 2006	Mar. 22, 2009	255,600	U.S. $0.19
Alternate Energy Corporation	May 22, 2006	Apr. 12, 2009	1,500,000	U.S. $0.19
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	1,600,000	U.S. $0.19
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	600,000	U.S. $0.20
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	1,000,000	U.S. $0.30
Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	405,300	U.S. $0.19
Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	151,988	U.S. $0.20
Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	253,312	U.S. $0.30
Ardour Capital Investments	Apr 10, 2006	Apr 10, 2010	185,000	U.S$0.275
			7,040,100

During the nine months ended September 30, 2006, 1,679,115 common share purchase warrants from 2003 expired.

As at September 30, 2006, there were 17,741,344 common share purchase warrants outstanding. These warrants have expiry dates ranging from December 2006 to April 2010. The weighted average exercise price of the warrants was $0.52 (U.S.).

8.	CONSOLIDATED STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
Net change in non-cash operating working capital	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005

Decrease (increase) in receivables	$2,115	$(777)	$109,914	$2,846
Decrease (increase) in prepaid expenses	21,273	(151,524)	68,877	(198,049)
Decrease (increase) in investment tax credits refundable	-	-	-	199,586
Decrease (increase) in government receivables	10,510	5,490	24,843	23,141
Decrease (increase) in inventory	-	-	13,657	3,063
Increase (decrease) in payables and accruals	48,141	(98,260)	(146,187)	(37,580)
Increase (decrease) in Advances from related parties	-	-	-	-
Increase (decrease) in deferred revenue	10,214	-	(7,642)	79,313
	$92,253	$(245,071)	$63,462	$72,320

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

9.	SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, as disclosed in the “Description of the Business” in Note 1. The majority of the Company’s Long-Term Assets are located in the Czech Republic. Revenues are derived primarily from the Sale of AFCs, AFC systems, and its Related Technologies to Customers in the following areas:

	2006	2005

Canada	$953	$53,019
United States	57,325	24,971
Rest of the World	12,090	4,735
	$70,368	$82,725

10.	CAN $420,000 CONVERTIBLE DEBENTURE RENEGOTIATED

On March 15, 2005, the Company entered into a subscription (the “Agreement) to issue a Can$420,000 Secured Convertible Debenture (the “Debenture”) to Canadian Accredited Investors. The maturity date of the Debenture was December 10, 2005. The Company did not have the ability to repay the debt at maturity and subsequently negotiated a new Convertible Debt Agreement. Currently, the Can$ Convertible Debentures and the US$ Debentures have the same terms and conditions, on a pari passu basis maturing on April 9, 2009.

In conjunction with the renegotiation of debt terms, the Canadian Convertible Debenture Holders were issued the following warrants: (i) 253,312 shares of the Company’s common stock at an exercise price of US $0.30 per share; (ii) 151,988 shares of the Company’s common stock at an exercise price of US $0.20 per share and (iii) 405,300 shares of the Company’s common stock at an exercise price of US $0.19 per share. The fair value at the time of issuance of $157,485 for these warrants were expensed and credited to Contributed Surplus.

11.	COMMITMENTS

The Company has an operating lease for office and laboratory space. The lease expires as of October 31, 2006. The minimum annual lease payments under the terms of the existing lease are $3,480 to October 31, 2006, plus a proportionate share of common area costs. The Company will continue to lease the same premises on a month-to-month basis for the amount of $3,655, plus a proportionate share of common area costs.

12.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

13.	STATEMENT OF EQUITY

The Statement of Equity from January 1, 1995 to the present is as follows:

	Number of Shares Issued	Consideration Amount	Contributed Surplus	Deficit Accumulated During Development Stage	Total
Balance, January 1, 1995	5,000,000	558,927	-	(628,162)	(69,235)
To Purchase Astris Inc. at December 31, 1995	1,500,000	150,000	-	-	150,000

Balance, December 31, 1995	6,500,000	708,927	-	(628,162)	80,765
Loss for the Year (1996)	-	-	-	(1,055,819)	(1,055,819)

Balance, December 31, 1996	6,500,000	708,927	-	(1,683,981)	(975,054)
Issued for cash on exercise of warrants	3,220,000	3,220	-	-	3,220
Issued for cash on exercise of warrants	174,850	175	-	-	175
Issued in exchange for Outstanding Liabilities	748,706	374,354	-	-	374,354
Loss for the Year (1997)	-	-	-	(89,568)	(89,568)

Balance, December 31, 1997	10,643,556	1,086,676	-	(1,773,549)	(686,873)
Loss for the Year (1998)	-	-	-	(138,660)	(138,660)

Balance, December 31, 1998	10,643,556	1,086,676	-	(1,912,209)	(825,533)
Loss for the Year (1999)	-	-	-	(40,666)	(40,666)

Balance, December 31, 1999	10,643,556	1,086,676	-	(1,952,875)	(866,199)
Consulting Fees to Non-Related Parties	62,500	10,500	-	-	10,500
Consulting Fees to Non-Related Parties	18,750	10,500	-	-	10,500
Consulting Fees to Non-Related Parties	200,000	50,000	-	-	50,000
Cash on Exercised Warrants	102,900	103	-	-	103
Share Issuance for Outstanding Liabilities	1,110,078	277,519	-	-	277,519
Loss for the Year (2000)	-	-	-	(35,580)	(35,580)

Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)
Consulting Fees to Non-Related Parties	182,300	99,672	-	-	99,672

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

Consulting Fees to Non-Related Parties	341,885	208,050	-	-	208,050
Cash on exercise of options	325,000	121,206	-	-	121,206
Issued for Cash	353,250	195,000	-	-	195,000
Loss for the year (2001)	-	-	-	(593,984)	(593,984)

Balance, December 31, 2001	13,340,219	2,059,226	-	(2,582,439)	(523,213)
Consulting Fees to Non-Related Parties	486,050	166,801	-	-	166,801
Consulting Fees to Non-Related Parties	657,925	207,456	-	-	207,456
Issued for Cash	2,006,250	628,631	-	-	628,631
Share adjustment	(384,041)	(80,025)	391,378	-	311,353
Consulting and Professional fees paid in options to Non-Employees	-	-	83,354	-	83,354
Warrants Issued	-	(456,850)	456,850	-	-
Loss for the year (2002)	-	-		(738,762)	(738,762)

Balance, December 31, 2002	16,106,403	2,525,239	931,582	(3,321,201)	135,620
Consulting Fees to Non-Related Parties	209,082	136,122	-	-	136,122
Consulting Fees to Non-Related Parties	412,825	266,247	-	-	266,247
Repayment of Advances from Directors	45,500	20,400	-	-	20,400
Issued for Cash	2,456,615	1,193,165	-	-	1,193,165
Warrants Issued	-	(797,320)	797,320	-	0
Options to Non-Employees	-	-	131,063	-	131,063
Options to Employees	-	-	188,377	-	188,377
Loss for the year (2003)	-	-	-	(2,206,969)	(2,206,969)

Balance, December 31,2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)
Consulting Fees to Non-Related Parties	1,728,872	890,096	-	-	890,096
Consulting Fees to Non-Related Parties	586,592	332,360	-	-	332,360
Repayment of Advances from Directors	293,751	128,000	-	-	128,000
Issued for Cash	4,476,911	2,161,587	-	-	2,161,587
Warrants Issued	-	(628,822)	628,822	-	-
Options to Non-Employees	-	-	192,481	-	192,481
Options to Employees	-	-	140,892	-	140,892
Proceeds on Issuance of Warrants	-	-	6,110	-	6,110
Loss for the year (2004)	-	-	-	(3,462,257)	(3,462,257)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition cost of Astris sro	5,000,000	1,955,000	254,000	-	2,209,000
Consulting Fees to Non-Related Parties	4,305,927	1,294,214	-	-	1,294,214
Consulting Fees to Non-Related Parties	1,884,091	454,308	-	-	454,308
Repayment of Advances from Directors	125,000	26,150	73,850	-	100,000
Options exercised for Cash	275,000	73,350	-	-	73,350
Options to Employees	-	-	21,144	-	21,144
Options to Related Parties	-	-	215,030	-	215,030
Warrants Issued to Non-Related Parties	-	-	482,068	-	482,068
Loss for the year (2005)	-	-	-	(5,330,864)	(5,330,864)

Balance, December 31,2005	37,906,569	10,030,096	4,062,739	(14,321,291)	(228,456)
Consulting Fees to Non-Related Parties	2,519,676	459,512	-	-	459,512
Consulting Fees to Related Parties	1,648,772	282,533	-	-	282,533
Options to Non-Related Parties	-	-	5,003	-	5,003
Warrants to $US debenture holders	-	(622,119)	622,119	-	-
Warrants to Non-Related Parties	-	-	451,854	-	451,854
Loss for the period	-	-	-	(1,728,113)	(1,728,113)

Balance, June 30, 2006	42,075,017	10,150,022	5,141,715	(16,049,404)	(757,667)
Consulting Fees to Non-Related Parties	296,772	33,872	-	-	33,872
Consulting Fees to Related Parties	446,860	51,000	-	-	51,000
Conversion of $Cdn Convertible Debentures	275,998	20,740	-	-	20,740
Conversion of $US Convertible Debentures	2,071,582	168,050	-	-	168,050
Deferred Debt discount of $Cdn Convertible Debentures	-	-	78,361	-	78,361
Deferred Debt discount of $US Convertible Debentures	-	-	294,962	-	294,962
Loss for the period	-	-	-	(527,824)	(527,824)
Balance, September 30, 2006	45,166,229	10,423,684	5,515,038	(16,577,228)	(638,506)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

14.	PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

On December 31, 1995, the Company was redefined as a development stage company in accordance with Accounting Guideline AcG-11, “Enterprises in the Development Stage”. The amount included in the opening deficit at December 31, 2005 is $628,162. All amounts recorded in the “inception to date” category as comparative amounts have been accumulated since December 31, 1995.

15.	DEBENTURE FINANCING COSTS

The Debenture Financing costs of $505,989 for the US$1,500,000 are being amortized over 36 months from April 10, 2006 to April 9, 2009. These financing costs include commitment fees, finder’s fees, and legal fees in the United States and Canada. The Debenture Financing costs of $49,466 for the original $Cdn 420,000 debentures were amortized from March 15, 2005 to December 10, 2005 through prepaid expenses.

16.	(a) THE WRITE OFF OF TECHNOLOGY ASSET IN Q4 2005

In the fourth quarter of 2005, management made a decision to write off the value of the Technology asset and nominal goodwill acquired by the Company on the purchase of Astris sro. Under U.S. GAAP, the acquisition of this significant asset cannot be recognized. Management decided to write off this acquired asset under Canadian GAAP as well to simplify any accounting and administrative complexities. Had this Accounting change been made in the Q1, Q2 and Q3 of 2005, the Revised Balance Sheet 2005 would disclose a reduction in Technology and Patent Costs of $1,296,971 resulting in Total Assets of $1,047,824. As well, a corresponding increase occurs to the 2005 loss by $1,296,971 to equal a loss of $3,704,075 and subsequently Shareholder’s Equity of $1,594,044 is then reduced to $297,073. The comparable Depreciation Expense for 2005 would disclose a reduced amount of $48,204. However, there would be no change to cash flow as a result of these changes.

(b) THE REVERSAL OF THE ACCOUNTING FOR FORFEITURES AND EXPIRY OF OPTIONS IN Q4 2005

In the fourth quarter of 2005, the Company stopped recognizing the reversal of Warrants Expired and Options Forfeited resulting in the reduction of Stock Compensation Expenses and a corresponding reduction in Contributed Surplus.

Had this adjustment not been recognized from Q1 to Q3 of 2005, the year-to-date loss for the nine months ended September 30, 2005 would increase by $220,290 to become $2,627,394. Contributed Surplus would be restated to $3,743,910 and Share Capital is decreased by $26,935 with a zero net change to the Shareholders’ Equity. There would be no change in Cash Flow as a result of this Accounting adjustment.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

16.	(c) THE COMBINED IMPACT

The combined impact of the above adjustments can be summarized as follows:

	2005 Originally Presented	2005 Revised

Technology and Patent Costs	1,309,761	12,790
Total Assets	2,344,795	1,047,824
Share Capital	9,494,890	9,467,955
Contributed Surplus	3,496,685	3,743,910
Year-to-Date Net Loss	(2,407,104)	(3,924,365)
Deficit	(11,397,531	(12,914,792)
Shareholders’ Equity (Deficiency)	1,594,044	297,073

17.	SUPPLEMENTARY DISCLOSURES WITH RESPECT TO CONSOLIDATED STATEMENT OF CASH FLOW AND NON-CASH ITEMS

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2006	Sept 30, 2005	Sept. 30, 2006	Sept. 30, 2005

Non-Cash financing and investing activities
Common Shares issued to purchase Astris sro	-	-	-	$1,955,000
Warrants issued to purchase Astris sro	-	-	-	$254,000
Common Shares and contributed surplus issued
to pay down director liability	-	$100,000	-	$100,000
Common shares issued to convert principal
and interest of Canadian Convertible Debentures	$20,740	-	$20,740	-
Common shares issued to convert principal	-	-	-	-
of United States Convertible Debentures	$168,050	-	$168,050	-

18.	TERMS OF CONVERTIBLE DEBENTURE OF US $ 1,500,000

The Company entered into a Securities Purchase Agreement (the “Agreement”) on April 10, 2006 with Cornell Capital Partners, LP an institutional investor, relating to the sale of one million five hundred thousand dollars ($1,500,000) of secured convertible debentures (the “Convertible Debentures”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock (the “Common Stock”) of which seven hundred and fifty thousand dollars ($750,000) was funded on April 18, 2006 (the “First Closing”) and seven hundred and fifty thousand dollars ($750,000) was funded on June 9, 2006 (the ‘Second Closing”) for a total purchase price of one million five hundred thousand dollars ($1,500,000), (the “Purchase Price”). Pursuant to the Agreement, the investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company’s common stock at an exercise price of $0.30 per share; (ii) 600,000 shares of the Company’s common stock at an exercise price of $0.20 per share and (iii) 1,600,000 shares of the Company’s common stock at an exercise price of $0.19 per share. The Company received net proceeds from the First Closing of six hundred and seventeen thousand five hundred dollars ($617,500) and from the Second Closing of six hundred fifty two thousand dollars ($652,000) which are to be used primarily for working capital purposes. The Debentures are due April 9, 2009.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

18.	TERMS OF CONVERTIBLE DEBENTURE OF US $ 1,500,000 (Continued)

The Convertible Debentures have an initial conversion price of the lesser of (i) a price equal to US $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily Volume Weighted Average Price of the common stock during the ten (10) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP per share and provides for anti-dilution protection (in certain circumstances). At the Fixed Conversion Price, the Convertible Debentures will be convertible into an aggregate of 6,041,079 shares of common stock. The Convertible Debentures bear interest at 10% per annum. Interest is payable in cash or, at the Company’s option, in shares of common stock (the “Interest Shares”) provided certain conditions are satisfied. At any time after their respective issuance dates and prior to April 9, 2009, the Convertible Debentures may be redeemed at the election of the Company at the principal amount, plus accrued but unpaid interest, subject to the satisfaction of certain conditions.

The Investor was granted a security interest in the assets of the Company and the assets of the Company’s subsidiary 2062540 Ontario Inc.

The Warrants may be exercised for cash, as indicated above, and also contain a cashless exercise provision, which may be exercised in certain circumstances. The Warrants provide for anti-dilution protection in certain circumstances. The Warrants are exercisable for 1,000,000, 600,000 and 1,600,000 shares of Common Stock (the “Warrant Shares”), respectively, and if fully exercised for cash at the initial exercise price, the Warrant could yield approximately $724,000 of additional proceeds to the Company.

19.	PURCHASE OF ASSETS FROM BANKRUPT COMPANY IN FRANCE

During the third quarter, the Company purchased all the assets of IPT SAS, a bankrupt company in France in the Fuel Cell industry for the following price:

(a) Cost of Equipment	$17,448

(b) Cost of Intellectual Property	$21,810
Total	$39,258

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

20.	CONVERTIBLE DEBENTURES AND EMBEDDED DERIVATIVES

Under Canadian Generally Accepted Accounting Principles, the conversion features contained in the Convertible Debentures are not clearly and closely related to their characteristics. Accordingly, they qualified as embedded derivative instruments at issuance. In the circumstances, only the Intrinsic values of the Conversion Rights are taken into account. They are determined as follows based on a Black-Scholes Model with the following assumptions:

Stock Price	US $0.0800
Exercise Price	US $0.0669
Risk Free Rate	4.71%
Anticipated Dividend Yield	0.00%
Projected Life	2.5 Years

	$US Debentures		$Cdn Debentures	Total
Closing Stock Price		US $0.0800	US $0.0800	-
Conversion Price		US $0.0669	US $0.0669	-
Difference		US $.0131	US $0.0131	-
Number of Shares issuable		20,188,415	5,363,360	-
Intrinsic Value	$	US 264,468	70,260	334,720
Foreign Exchange Rate		1.1153	1.1153	-
Intrinsic Value	$	Cdn $294,961	$78,361	$373,322

This Intrinsic Value is recorded as an asset “Deferred Debt Discount” and as Contributed Surplus. It is being amortized between July 21, 2006, the date on which the conversion rights were exercisable as a Registration Statement had been accepted by the SEC, and the maturity of the Debentures on April 9, 2009. Such amortization, in the amount of $26,693, is recorded as Imputed Interest on the Consolidated Interim Statement of Operations and Deficit, leaving a balance of $346,629 for the remaining Deferred Debt Discount. There is no change in cash flow as a result of the recording of this Intrinsic Value.

The Company has filed a Registration Statement, which became effective July 21, 2006, with the Securities and Exchange Commission to register the underlying securities for resale and distribution.

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES IN RELATION TO THE CONVERTIBLE DEBENTURES

Under United States Generally Accepted Principles, in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, the holder's conversion rights into an indeterminate number of shares, liquidated damages clause, cash premium option, and redemption provisions (collectively, the debt features) contained in the Convertible Debentures are not clearly and closely related to their characteristics. Accordingly, they qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception, were required by SFAS 133 to be accounted for separately from the debt and recorded as derivative financial instruments, bifurcated from the underlying debt as Deferred Debt Discount. In connection with each set of Debentures the Company issued three series of Share Purchase Warrants as detailed in Note 18 above.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
September 30, 2006 and 2005

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES IN RELATION TO THE CONVERTIBLE DEBENTURES (Continued)

As at September 30, 2006, the Company adjusted the derivative financial instruments to their estimated fair values and analyzed them to determine their classification as a liability or equity.

The estimated fair values of the derivatives related to the host debt were determined using the Black-Scholes options pricing model with the following assumptions:

Stock Price	US $0.0800
Exercise Price	US $0.0669
Risk Free Rate	4.71%
Anticipated Dividend Yield	0.00%
Projected Life	2.5 Years

The Option value of the conversion right has been calculated as follows:

	$US Debentures		$Cdn Debentures	Total
Closing Stock Price		US $0.0800	US $0.0800	-
Conversion Price		US $0.0669	US $0.0669	-
Difference		US $.0419	US $0.0419	-
Number of Shares issuable		20,188,415	5,363,360	-
Option Value	$	US 845,895	224,725	1,070,620
Foreign Exchange Rate		1.1153	1.1153	-
Intrinsic Value	$	Cdn $943,427	$250,636	$1,194,063

Therefore in reconciling between Canadian GAAP and US GAAP, the revised figures for the nine months ended September 30, 2006 would be as follows:

	Cdn GAAP	US GAAP
Deferred Debt Discount	346,629	1,108,687
Total Assets	1,905,215	2,667,273
Contributed Surplus	5,515,038	6,335,778
Deficit	(16,577,228)	(16,635,911)
Imputed Interest	26,693	85,736
Loss per Common Share	(0.053)	(0.055)